March 29, 2005

Mail Stop 04-09

VIA U.S. MAIL AND FAX (714) 662-4412

Mr. Thomas J. Rhia
Chief Financial Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614-6404

RE:	WNC Housing Tax Credits VI, L.P., Series 10
	File No.  0-50837
      Form 10-K for the year ended March 31, 2004
Forms 10-Q for the quarterly periods ended June 30, 2004, September
30, 2004, and December 31, 2004

Dear Mr. Riha:

      We have reviewed your response letter dated March 21, 2005 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Financial Statements

New Accounting Pronouncements, page 27

1. Your response to prior comment 4 reasons that voting rights in the
Local limited Partnerships are not disproportionate to ownership interests by demonstrating the ways in which the registrant does control the Local Limited Partnerships through various important rights, such as replacing the management agent or in certain situations, the Local General Partner, and approval/veto rights over major decisions, including "obtaining financing, sale of property, major improvements, admission of new owners, or even sale of general partner interests". Such control would seem to indicate that consolidation of the Local Limited Partnerships would be required under paragraphs 9 and 10 of SOP 78-9. Please explain to us how the discussion in the second paragraph of your response reconciles to the use of the equity method and the Local General Partners` "substantive rights" mentioned in the fourth paragraph of your response.

2. Supplementally clarify to us whether the Local General Partners receive any acquisition fees, or similar fees, upon the closing of a transaction, with the registrant, as is common industry practice. If such fees are received by the Local General Partners, explain to us how such fees have impacted your evaluation of paragraph 5 (b) of FIN
46(R) and how the amount of the fee compares to the equity contributed by the Local General Partners.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 824-5539 or me at (202) 824-5222.



Sincerely,



Steven Jacobs
Senior Staff Accountant


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WNC Housing Tax Credits VI, L.P., Series 10
March 29, 2005
Page 1